UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2009
Commission File Number: 000-53445
KB Financial Group Inc.
(Translation of registrant’s name into English)
9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     N/A     .

On March 11, 2009, KB Financial Group Inc. furnished a public notice regarding the convocation of its general meeting of shareholders for the fiscal year 2008.
The agenda for the annual general meeting of shareholders to be held on March 27, 2009 was also released through two Korean daily newspapers, and the detailed contents of such agenda are also currently being distributed to shareholders of KB Financial Group Inc. for their reference as they exercise their voting rights.

Agenda for Annual General Meeting of
Shareholders for the Fiscal Year 2008
Agendum 1. Approval of Non-consolidated Financial Statements (Balance Sheet, Income Statement and Statement of Appropriation of Retained Earnings) for the Fiscal Year 2008
Please find the following Exhibits attached to this document:

Exhibit Index
99.1	Non-Consolidated Balance Sheet as of December 31, 2008
99.2	Non-Consolidated Income Statement for the period from September 29, 2008 to December 31, 2008
99.3	Non-Consolidated Statement of Appropriation of Retained Earnings for the period from September 29, 2008 to December 31, 2008

Agendum 2. Amendment of the Articles of Incorporation
The following table sets forth a summary of the proposed amendments to the Articles of Incorporation:

Current	Amendment (Draft)	Remarks
Article 13 (Preemptive Rights)	Article 13 (Preemptive Rights)

(2) Notwithstanding the provision of Paragraph (1) above, the Company may allocate new shares to persons other than existing shareholders of the Company by the resolution of the Board of Directors, in any of the following instances:
(2) Notwithstanding the provision of Paragraph (1) above, the Company may allocate new shares to persons other than existing shareholders of the Company by the resolution of the Board of Directors, in any of the following instances:

1. If the Company issues new shares for its capital increase by way of a general public offering, to the extent not exceeding 50/100 of the total number of issued and outstanding shares of the Company in accordance with the provisions of the Securities and Exchange Act (the “SEA.”);
	1. If the Company issues new shares for its capital increase by way of a general public offering, to the extent not exceeding 50/100 of the total number of issued and outstanding shares of the Company in accordance with the provisions of the Financial Investment Services and Capital Market Act (the “FSCMA”);	- Reflects change in applicable law

2. If the Company preferentially allocates new shares to members of the Employee Stock Ownership Association in accordance with the provisions of the SEA;	2. If the Company preferentially allocates new shares to members of the Employee Stock Ownership Association in accordance with the provisions of the FSCMA;	- Reflects change in applicable law

3. If the Company issues new shares upon the exercise of stock options in accordance with the provisions of the SEA;	3. If the Company issues new shares upon the exercise of stock options in accordance with the provisions of the Commercial Code, etc.;	- Reflects change in applicable law

4. If the Company issues new shares for the issuance of depositary receipts (“DR”), to the extent not exceeding 50/100 of the total number of issued and outstanding shares of the Company in accordance with the relevant provisions of the SEA, etc.;
	4. If the Company issues new shares for the issuance of depositary receipts (“DR”), to the extent not exceeding 50/100 of the total number of issued and outstanding shares of the Company in accordance with the relevant provisions of the FSCMA, etc.;	- Reflects change in applicable law

Article 14 (Stock Options)	Article 14 (Stock Options)

Current	Amendment (Draft)	Remarks
(1) The Company may grant stock options to the officers and employees of the Company, its subsidiaries or Sub-subsidiaries prescribed under the relevant laws, such as the SEA, etc., pursuant to the provisions of the SEA, by a special resolution of the General Meeting of Shareholders, to the extent not exceeding 15/100 of the total number of issued and outstanding shares of the Company; provided, however, that the Company may grant stock options to the officers and employees other than directors, by a resolution of the Board of Directors, to the extent not exceeding one percent (1%) of the total number of issued and outstanding shares, in case of such the Company must obtain the approval of shareholders at the nearest forthcoming General Meeting of Shareholders.
	(1) The Company may grant stock options to the officers and employees (including officers and employees of related companies as prescribed under Article 9 of the Enforcement Decree of the Commercial Code, hereinafter, the same) pursuant to the provisions of the Commercial Code and other relevant laws, by a special resolution of the General Meeting of Shareholders, to the extent not exceeding 15/100 of the total number of issued and outstanding shares of the Company; provided, however, that the Company may grant stock options to the officers and employees other than directors, by a resolution of the Board of Directors, to the extent not exceeding one percent (1%) of the total number of issued and outstanding shares, in case of such the Company must obtain the approval of shareholders at the nearest forthcoming General Meeting of Shareholders.	- Reflects change in applicable law

(2) The persons who are entitled to receive such stock options shall be officers and employees of the Company prescribed under Paragraph (1) above who have contributed, or are capable of contributing, to the management or technical innovation of the Company, except for officers or employees in any of the following cases:
(2) The persons who are entitled to receive such stock options shall be officers and employees of the Company prescribed under Paragraph (1) above who have contributed, or are capable of contributing, to the management or technical innovation of the Company, except for officers or employees in any of the following cases:

1. The Largest Shareholder of the Company and Specially Related Persons thereof (as defined in the SEA and the Enforcement Decree of the SEA, hereinafter, the same), except for such persons who are deemed Specially Related Persons upon becoming officers (including an officer who is a non-standing officer of any affiliate company) of the Company;
	1. The Largest Shareholder of the Company (as defined in Article 542-8, Paragraph 2(5) of the Commercial Code. hereinafter, the same) and Specially Related Persons thereof (as defined in Article 13, Paragraph 4 of the Enforcement Decree of the Commercial Code, hereinafter, the same), except for such persons who are deemed Specially Related Persons upon becoming officers (including an officer who is a non-standing officer of any affiliate company) of the Company;	- Reflects change in applicable law

2. Major Shareholders (as defined in the SEA, hereinafter, the same) of the Company, and Specially Related Persons thereof, except for such	2. Major Shareholders (as defined in Article 542-8, Paragraph 2 (6) of the Commercial Code, hereinafter,	- Reflects change in applicable law

Current	Amendment (Draft)	Remarks
persons who are deemed Specially Related Persons upon becoming officers (including an officer who is a non-standing officer of any affiliate company) of the Company; and	the same) of the Company, and Specially Related Persons thereof, except for such persons who are deemed Specially Related Persons upon becoming officers (including an officer who is a non-standing officer of any affiliate company) of the Company; and

(5) The exercise price per share for the stock option shall be determined in accordance with the relevant laws, such as the SEA, etc. Adjustment of exercise price shall be determined likewise.	(5) The exercise price per share for the stock option shall be determined in accordance with the relevant laws, such as the Commercial Code, etc. Adjustment of exercise price shall be determined likewise.	- Reflects change in applicable law

(9) In the following instances, the Company may, by a resolution of the Board of Directors, cancel the stock options:	(9) In the following instances, the Company may, by a resolution of the Board of Directors, cancel the stock options:

4. When a measure of accusation or notification to the criminal investigation authority of any violations of the SEA of an officer or an employee of the Company who had been granted stock options is taken against such officer or employee or a recommendation of dismissal from the office under the SEA is given to such officer or employee by the Financial Services Commission (the “FSC”); or
	4. (Deleted)	- Reflects change in applicable law

Article 25(Personal or Public Notices for Convening)	Article 25(Personal or Public Notices for Convening)

(2) The written or electronic notice of a General Meeting of Shareholders under Paragraph (1) above to be given to shareholders holding one-hundredth (1/100) or less of the total issued and outstanding voting shares may be substituted by giving public notice of the convening of the General Meeting of Shareholders in the Seoul Shinmun and the Dong-a Ilbo, which are published in the city of Seoul and at least two (2) notices are made in the said publications two (2) weeks prior to the date set for such Meeting; provided that, if the Seoul Shinmun and the Dong-a Ilbo are not available due to circumstances beyond the
(2) The written or electronic notice of a General Meeting of Shareholders under Paragraph (1) above to be given to shareholders holding one-hundredth (1/100) or less of the total issued and outstanding voting shares may be substituted by either giving public notice of the convening of the General Meeting of Shareholders in the Seoul Shinmun and the Dong-a Ilbo, which are published in the city of Seoul and at least two (2) notices are made in the said publications two (2) weeks prior to the date set for such Meeting or by giving such public notice through the electronic disclosure system operated by the Financial Supervisory Commission

Current	Amendment (Draft)	Remarks
Company’s control, the public notices shall be given in the order of the Chosun Ilbo and the Joongang Ilbo.	or the Korea Exchange; provided that, if the Seoul Shinmun and the Dong-a Ilbo are not available due to circumstances beyond the Company’s control, the public notices may be given in the Chosun Ilbo and the Joongang Ilbo, in such order	- Reflects change in applicable law allowing public notice through such electronic disclosure system

Article 37 (Qualification of Non-executive Directors)	Article 37 (Qualification of Non-executive Directors)

Non-executive Directors shall be well qualified and sufficiently experienced in a related field of study, including finance, economics, management, law, accounting, journalism, etc., and shall have a good public reputation with any of the following qualifications and shall not be disqualified under any applicable laws and regulations including the Financial Holding Company Act, etc.:
Non-executive Directors shall be well qualified and sufficiently experienced in a related field of study, including finance, economics, management, law, accounting, journalism, etc., and shall have a good public reputation with any of the following qualifications and shall not be disqualified under any applicable laws and regulations including the Financial Holding Company Act, etc.:

1. A professional manager or executive officer (a qualified person who is or used to be an executive officer or of a higher rank in a Stock listed corporation or KOSDAQ listed corporation, or treated as the same);
	1. A professional manager or executive officer (a qualified person who is or used to be an executive officer or of a higher rank in a Stock listed corporation, or treated as the same);	- Reflects change in applicable law

Article 44 (Method of Resolution)	Article 44 (Method of Resolution)

(1) The quorum for the Board of Directors shall be the presence of at least more than one half (1/2) of the Directors, and all resolutions of the Board of Directors shall require the affirmative votes of a majority of the Directors present at the meeting of the Board of Directors; provided that amendment of the Articles of Incorporation, appointment of the Representative Director, amendment of resolutions of the Audit Committee and other matters requiring the resolution of General Meeting of Shareholders shall be adopted by the affirmative vote of a majority of the Directors in office.
	(1) The quorum for the Board of Directors shall be the presence of at least more than one half (1/2) of the Directors, and all resolutions of the Board of Directors shall require the affirmative votes of a majority of the Directors present at the meeting of the Board of Directors; provided that amendment of the Articles of Incorporation, appointment of the Representative Director and other matters requiring the resolution of General Meeting of Shareholders shall be adopted by the affirmative vote of a majority of the Directors in office.	- Deletion reflecting change to the Commercial Code, Article 415-2, Paragraph 6

Article 50 (Constitution of Audit Committee)	Article 50 (Constitution of Audit Committee)

Current	Amendment (Draft)	Remarks
(4) The Members of the Audit Committee shall have any of the following qualifications and not less than one of the members of the Audit Committee shall be a professional in financial affairs pursuant to the relevant laws:
(4) The Members of the Audit Committee shall have any of the following qualifications and not less than one of the members of the Audit Committee shall be a professional in financial affairs pursuant to the relevant laws:

4. A person who has served as an executive official for at least 5-year, or as an employee who has a specific and practical knowledge in economics, business, law, accounts and the like for at least 10-year in Stock listed corporations or KOSDAQ listed corporations; or
4. A person who has served as an executive official for at least 5-year, or as an employee who has a specific and practical knowledge in economics, business, law, accounts and the like for at least 10-year in Stock listed corporations; or

Article 51 (Duties of Audit Committee)	Article 51 (Duties of Audit Committee)	- Reflects change in applicable law

[New provision] (8) The Board of Directors shall not overrule the decisions of the Audit Committee.

Article 57 (Retirement of Shares)	Article 57 (Retirement of Shares)	- New provision reflecting change to the Commercial Code, Article 415-2, Paragraph 6

(3) In case of acquisition of shares for the purpose of retirement pursuant to Paragraph (1), the following criteria shall be followed:	(3) In case of acquisition of shares for the purpose of retirement pursuant to Paragraph (1), the following criteria shall be followed:

1. In the case of acquisition of shares for the purpose of retirement, such acquisition shall be made in accordance with the method and criteria as prescribed in the relevant laws, such as the SEA, etc.
	1. In the case of acquisition of shares for the purpose of retirement, such acquisition shall be made in accordance with the method and criteria as prescribed in the relevant laws, such as the FSCMA, etc.	- Reflects change in applicable law

2. Total price of the shares to be acquired for the purpose of retirement shall not be more than the amount as prescribed in the relevant laws, such as the SEA, etc. within the scope available for dividend as at the end of such fiscal year pursuant to Article 462, Paragraph (1) of the Commercial Code.
	2. Total price of the shares to be acquired for the purpose of retirement shall not be more than the amount as prescribed in the relevant laws, such as the FSCMA, etc. within the scope available for dividend as at the end of such fiscal year pursuant to Article 462, Paragraph (1) of the Commercial Code.	- Reflects change in applicable law

Article 59 (Quarterly Dividends)	Article 59 (Quarterly Dividends)

Current	Amendment (Draft)	Remarks
(2) Quarterly Dividends provided under Paragraph (1) shall be decided by a resolution of the Board of Directors, provided that the specific method and limit, etc. of quarterly dividends shall satisfy the relevant laws and regulations including the SEA, etc.
(2) Quarterly Dividends provided under Paragraph (1) shall be decided by a resolution of the Board of Directors, provided that the specific method and limit, etc. of quarterly dividends shall satisfy the relevant laws and regulations including the FSCMA, etc.

	[New provision] Addendum	- Reflects change in applicable law

(1) (Effective Date) The above amendments to the Articles of Incorporation shall take effect from March 27, 2009.

Agendum 3. Appointment of non-executive director(s)
List of Nominees for Non-executive Directors

Name
(Date of Birth)	Current Position	Career	Education	Nationality	Term of Office
Bo Kyung Byun (Reappointment) (08/09/1953)	CEO, Kolon I’Net Co., Ltd	• Managing Director, IBM Korea • CEO, LG-IBM PC Co., Ltd. • CEO, Kolon Data Communication Co., Ltd. • CEO, Kolon Benit Co., Ltd.	• Kyunggi High School • B.S. in Mechanical Engineering, Seoul National University	Republic of Korea	1 year

Jae Mok Jo (New appointment) (01/05/1961)	• CEO, Ace Research Center Co., Ltd. (Seoul) • CEO, Ace Research Center Co., Ltd. (Daegu)	• Lecturer, Keimyung University • Specialized Lecturer, New Goods Development Research, LG Group • Adjunct Professor, Catholic University of Daegu • Member, Seoul Advisory Committee	• Yeongnam High School • B.A., M.A. and Ph.D. in Psychology, Keimyung University	Republic of Korea	3 years

Agendum 4. Appointment of candidate(s) for the members of the Audit Committee, who are non-executive directors
List of Nominees for members of Audit Committee who are not Non-Executive Directors

Name
(Date of Birth)	Current Position	Career	Education	Nationality	Term of Office
Dam Cho (Reappointment) (08/01/1952)	Professor, Chonnam National University	• Lecturer, Hongik University • Advisory Professor, Samsung Fire & Marine Insurance Co., Ltd. • President, Korean Financial Management Association	• Gwangju Jeil High School • B.A. and M.S. in Business Administration, Korea University • Ph. D. in Finance, Korea University	Republic of Korea	1 year

Suk Sig Lim (Reappointment) (07/17/1953)	Professor, University of Seoul	• Assistant Professor, University of Alberta • Member, Examination Committee, Financial Supervisory Service of Korea • Vice President, Korea Accounting Institute	• Kyeongbuk High School
• B.A. in Business Administration, Seoul National University
• M.S. in Industrial Engineering, KAIST
• M.S. in Business Administration, Pennsylvania State University
			• Ph. D. in Accounting, University of Minnesota	Republic of Korea	1 year

Bo Kyung Byun (New appointment) (08/09/1953)	CEO, Kolon I’Net Co., Ltd	• Managing Director, IBM Korea • CEO, LG-IBM PC Co., Ltd. • CEO, Kolon Data Communication Co., Ltd. • CEO, Kolon Benit Co., Ltd.	• Kyunggi High School • B.S. in Mechanical Engineering, Seoul National University	Republic of Korea	1 year

Chee Joong Kim (Reappointment) (12/11/1955)	Partner, Barun Law	• Presiding Judge, Seoul Eastern District Court • Presiding Judge, Seoul Administrative Court • Presiding Judge, Patent Court • Presiding Judge, Seoul High Court	• Yangchung High School • B.A. and M.A. in Law, Seoul National University	Republic of Korea	1 year

Name
(Date of Birth)	Current Position	Career	Education	Nationality	Term of Office
Chan Soo Kang (New appointment) (11/23/1961)	President & Chairman, Kang & Company Ltd.	• Executive Director, BT Wolfensohn • CEO, Seoul Securities Co., Ltd. • Adjunct Professor, Ewha Womans University	• B.A. in Economics, Harvard University • M.B.A., Wharton School, University of Pennsylvania	United States of America	1 year

Agendum 5. Approval of the aggregate remuneration limit for directors

	For fiscal year 2008(1)	For fiscal year 2009
No. of Directors	12	12
(No. of Non-executive Director)	(9)	(9)
Aggregate Remuneration Limit	2 billion Won	5 billion Won*

(1)	The aggregate remuneration limit in effect from September 29, 2008 to December 31, 2008, as set forth in the “Plan for Comprehensive Stock Transfer to Establish a Financial Holding Company” approved at the extraordinary general meeting of stockholders of Kookmin Bank held on August 25, 2008.

*	5 billion Won will be proposed as the maximum amount of aggregate remuneration that may be disbursed to the directors of KB Financial Group Inc. for fiscal year 2009. The board of directors will approve and ratify the payment allocation. Additionally, 250,000 shares (or the equivalent monetary value) will be proposed as the maximum aggregate amount of shares that may be disbursed from September 29, 2008 to September 28, 2011 to the directors of KB Financial Group Inc. as long-term incentives over the term of their office. The board of directors will approve and ratify the standard and method of allocation and disbursements thereof.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: March 11, 2009	By:	/s/ Kap Shin
(Signature)
	Name:	Kap Shin
	Title:	Deputy President & CFO